EXHIBIT 12.1

AMERICREDIT CORP.

STATEMENT RE COMPUTATION OF RATIOS

(dollars in thousands)

	Years Ended June 30,
	2004		2003		2002
COMPUTATION OF EARNINGS:

Income before income taxes	$365,116		$34,486		$511,496

Fixed charges	261,137		214,062		144,069

	$626,253		$248,548		$655,565

COMPUTATION OF FIXED CHARGES:

Fixed charges: (a)
Interest expense	$251,963		$202,225		$135,928
Implicit interest in rent	9,174		11,837		8,141

	$261,137		$214,062		$144,069

RATIO OF EARNINGS TO FIXED CHARGES	2.4	x	1.2	x	4.6	x

(a)	For purposes of such computation, the term “fixed charges” represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.